TSX: NGD NYSE American: NGD

NEW GOLD APPOINTS RICHARD O'BRIEN TO THE BOARD OF DIRECTORS

Ian Pearce to retire August 1st, 2024 and Mr. O'Brien to transition to Chair of the Board

March 25, 2024 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce that Richard O'Brien has been appointed to its Board of Directors (the "**Board**") effective immediately and will stand for election by shareholders at New Gold's Annual General Meeting on May 14, 2024 (the "**AGM**"). Ian Pearce has informed the Board that he will retire from the Board on August 1, 2024. Following the AGM, it is expected that the Board will appoint Mr. O'Brien as Chair upon Mr. Pearce's retirement from the Board. Mr. Pearce will assist Mr. O'Brien in transitioning into the role over the coming months.

Richard O'Brien has over 40 years of experience in the mining and energy sectors, including more than 20 years in chief executive officer and chief financial officer roles. He served as President and Chief Executive Officer of Newmont Mining Corporation from 2007 to 2013, Executive Vice President and Chief Financial Officer from 2006 to 2007, and Senior Vice President and Chief Financial Officer from 2005 to 2006. Mr. O'Brien also served as President and Chief Executive Officer of Boart Longyear Limited, the world's leading provider of drilling services, drilling equipment and performance tooling for mining and drilling companies, from 2013 to 2015. He is currently a corporate director, serving on the boards of Vulcan Materials Co., Xcel Energy Inc. and Ma'aden, The Saudi Arabian Mining Company. He was also Chair of the Board of Pretivm Resources Inc. from 2019 to 2022, until its acquisition by Newcrest Mining Limited.

"On behalf of the Board and the team at New Gold, I would like to welcome Richard to our Board. I am confident he will provide valuable leadership as the Company prepares for increasing production and decreasing costs, transitioning to a significant free cash flow generator," said Nick Chirekos, Chair of the Corporate Governance and Nominating Committee of the Board. "I would also like to thank Ian for his commitment, resilience and invaluable contributions to our Company since joining the Board of Directors in 2016."

"It has been an honor to serve as Chair of the Board of New Gold. 2023 was a year of strong performance at our Company's operations. With the completion of the Company's growth projects this year and the release of three-year guidance, I believe now is the right time to look to the longer-term future of the Company and it is prudent to refresh leadership at the board periodically" said Ian Pearce, Chair of the Board. "Richard has an excellent reputation and track record of value creation and I'm looking forward to working closely with him during this transition period."

About New Gold

New Gold is a Canadian-focused intermediate mining company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the anticipated appointment of Mr. O'Brien as Chair upon Mr. Pearce's retirement from the Board and the successful transition thereof; and accomplishing the Company's operational goals.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this news release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to there being no significant disruptions affecting New Gold's operations, including material disruptions to the Company's supply chain, workforce or otherwise.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation, the "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.